UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On March 30, 2023, TH International Limited (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Pangaea Three Acquisition Holdings IV, Limited, a Cayman Islands exempted company, PLKC International Limited, a Cayman Islands exempted company (“Popeyes China”), and PLK APAC Pte. Ltd., a company organized and existing under the laws of Singapore. The transaction values Popeyes China at an up-front equity value of $35.1 million. Up-front transaction consideration comprises newly-issued ordinary shares of the Company, priced at 85% of the trailing 40-trading-day VWAP (as defined in the Share Purchase Agreement) from the date of announcement of the transaction (February 8, 2023), resulting in the issuance of 12.1 million ordinary shares of the Company, of which 5% will be reserved for an employee stock option plan. In addition to the up-front transaction consideration, shareholders of Popeyes China will receive deferred contingent consideration (“DCC”) equal to 3% of the revenue of the Popeyes China business going forward, with a buy-out right exercisable at any time by the Company for $35 million. The DCC (including the buy-out payment, if any) will be paid in newly issued ordinary shares of the Company, priced at 85% of the trailing 40-trading-day VWAP from the end of the trailing fiscal year, or in case of a buy-out, from the date of the buy-out election by the Company. A copy of the Share Purchase Agreement is attached hereto as exhibit 10.1. The foregoing summary of the Share Purchase Agreement is subject to, and qualified in its entirety by reference to, such exhibit. The transaction was approved by the independent directors of the Company’s audit committee and a fairness opinion was obtained from Kroll, LLC, independent financial advisor to the audit committee, that the consideration paid by the Company in the transaction is fair from a financial point of view to the Company.

On March 30, 2023, the Company issued a press release announcing the closing of the transaction. A copy of the press release regarding the transaction is attached hereto as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

10.1	Share Purchase Agreement.
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

Date: March 30, 2023	/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer